Claymore Securities, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532


                                January 14, 2009


Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549


      Re: Claymore Securities Defined Portfolios, Series 526 (the "Trust")

          (File Nos. 333-154806 & 811-03763)


Ladies/Gentlemen:

   In connection with the response to the comments of the staff of the Securities and Exchange Commission (the "Commission") regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Trust, we acknowledge that:

     1. The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

     2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

     3. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                               Very truly yours,

                              Claymore Securities Defined Portfolios, Series 526

                                                    BY CLAYMORE SECURITIES, INC.


                                                           By /s/ Kevin Robinson
                                                      --------------------------
                                                                  Kevin Robinson
                                                       Senior Managing Director,
                                                   General Counsel and Secretary